UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. Issues Statement on Debtor-in-Possession Financing

and Government of Colombia Financing Commitment

BOGOTA, Colombia, August 30, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) today issued a statement regarding the Company’s expected debtor-in-possession (“DIP”) financing, following the announcement by the Republic of Colombia’s Ministerio de Hacienda y Credito Público (the Finance Ministry) that the management committee of the country’s Fondo de Mitigación de Emergencias (“FOME”, the Emergency Mitigation Fund) had approved the government’s participation in Avianca’s DIP financing, through a commitment of up to US$ 370 million in the proposed loan structure, side by side with private market investors. Avianca commented as follows:

We are pleased that the Government of the Republic of Colombia will participate in the Company’s DIP financing and express our gratitude for the confidence and support this commitment demonstrates.

As we previously disclosed on August 13, 2020, Avianca’s DIP loan financing is expected to consist of two tranches that include approximately US$ 1.2 billion of new funds as part of a US$ 2.0 billion overall financing facility (including rollups of existing debt and purchase consideration) which will allow the Company to finance its operations during the pendency of its Chapter 11 reorganization. In addition to the Colombian government committing to participate in the DIP loan -by providing approximately 30% of the new funds, or 20% of the total DIP financing- we are also very pleased with the positive reception the DIP loan structure has received from third-party institutional investors that, along with existing lenders, are expected to provide a substantial majority of the DIP loan financing.

Based upon the substantial indications of interest received to date, we are confident in our ability to complete the syndication process and finalize documentation within the next week. We look forward to filing shortly thereafter a motion to approve the financing with the U.S. Bankruptcy Court, which motion will set forth our full DIP financing package, with approval expected during the month of September. The DIP loan, which will be secured by Avianca’s key assets (including the Company’s ownership stakes in its LifeMiles and cargo subsidiaries, as well as by its key brands and cash accounts) will contain certain conditions precedent to be satisfied prior to drawing those funds.

Additional information about the DIP financing is available on Avianca’s website (www.aviancaholdings.com).

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned US$ 4.6 billion in 2019 and carried 30.5 million passengers.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary